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                                                                    EXHIBIT 23.2

                             ACCOUNTANTS' CONSENT

    We consent to the use of our audit report dated June 14, 1996 on the consolidated balance sheets of Digital Courier International Corporation as at March 31, 1996 and September 30, 1995, and the consolidated statements of operations and deficit and changes in financial position for the six month period ended March 31, 1996 and for the period from the date of incorporation on November 24, 1994 to September 30, 1995 and the related supplemental note entitled "Reconciliation with United States Generally Accepted Accounting Principles", which is included herein and to the reference to our firm under the heading "Experts" in the prospectus.



KPMG Peat Marwick Thorne
Chartered Accountants

Vancouver, Canada
June 27, 1996